UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,

Zhabei, Shanghai, China 200436

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By:	/s/ Min Cao
Name:	Min Cao
Title:	Chief Financial Officer

Date: May 22, 2013

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EXHIBIT INDEX

Exhibit 99.1	Press release dated May 20, 2013 — JA Solar Announces First Quarter 2013 Results*

*                                                     The press release originally issued on May 20, 2013 contained an inadvertent typographical error in the last paragraph under Section “First Quarter 2013 Financial Results,” which mistakenly stated the loss per diluted ADS of RMB 6.41 ($1.03) in the first quarter of 2012 as earnings per diluted ADS. The press release is hereby corrected and furnished as Exhibit 99.1 to this Form 6-K.

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